ROPES & GRAY LLP 800 BOYLSTON STREET PRUDENTIAL TOWER BOSTON, MA 02199 WWW.ROPESGRAY.COM

March 20, 2014
James McGinnis
617-951-7774
617-235-7406 fax
james.mcginnis@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:                    Ms. Karen Rossotto

Re:                             Baillie Gifford Funds (Registration No. 811-10145) — Responses to Comments Regarding Post-Effective Amendment No. 17 to Registration Statement on Form N-1A filed on December 6, 2013

Dear Ms. Rossotto:

On December 6, 2013, Baillie Gifford Funds (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed Amendment No. 17 (“Amendment No. 17”) under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A.  On January 23, 2014, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 17.  We respectfully submit this comment response letter on behalf of the Trust and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, in the main body of text below.

To the extent responses below indicate that a change will be made in response to a comment, those changes will be reflected in the next amendment to the Trust’s Registration Statement, and no later than the next annual updating amendment, which will be filed in April 2014.

Private Placement Memorandum (“PPM”)

All Funds — Principal Investment Strategies; Principal Risks

1.                                      If investing in high-yield bonds is a principal investment strategy for a Fund, please add disclosure regarding high-yield investments in the “Principal Investment Strategies” section and risk disclosure in the “Principal Risks” section for that Fund.

Response: Investment in high-yield bonds is not a principal investment strategy for any Fund.  The Trust, therefore, does not currently intend to introduce additional disclosure in response to this comment.

All Funds — Investment Policies

2.                                      Each Fund’s “Investment Policies” section states that “[f]or liquidity purposes, the Fund may hold cash in U.S. dollars and foreign currencies, or invest in short-term securities, including repurchase agreements and domestic and foreign money market instruments.”  Please include disclosure following this statement that states that holding cash or short-term securities may cause the Fund to not meet its investment objective.

Response: The requested change will be made.

All Funds — Primary Investment Risks

3.                                      If any Fund invests in unsponsored depositary receipts, disclose the risks associated with such investments.

Response: None of the Funds invests in unsponsored depositary receipts.  The Trust, therefore, does not currently intend to introduce additional disclosure in response to this comment.

All Funds — Determination of Net Asset Value

4.                                      Please confirm that the Funds will use the market value, rather than notional value, of derivative investments in which they invest for purposes of its 80% investment policies.

Response: A Fund will include derivatives exposures for purposes of determining compliance with the Fund’s 80% test (if applicable) if and to the extent such instruments provide, in the manager’s judgment, investment exposures comparable to those that would be provided by direct physical investments that would be appropriate for inclusion in the test. Although none of the Funds presently intends to use the notional values of derivatives for purposes of the Fund’s 80% test, each Fund reserves the right to do so in the future in appropriate circumstances.  For example, if a derivative instrument creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test.  On the other hand, if the derivative instrument (either by itself or in conjunction with cash, government securities or other instruments) creates an exposure equivalent to a cash investment in the underlying issuer that correlates with to the derivative’s notional amount, the Funds would typically expect to use that amount for purposes of the 80% test.  In either case, the Funds would use the same value/amount in determining the amount of the applicable Fund’s exposure and the value of the applicable Fund’s assets (that is, in both the “numerator” and the “denominator”).

International Equity Fund; International Choice Fund; The Emerging Markets Fund; The Emerging Markets Bond Fund; The Global Alpha Equity Fund — Principal Investment Strategies

5.                                      For all Funds that use the phrase “located in” with regard to investments in certain geographic regions, please provide additional disclosure that describes how the Fund will invest its assets in investments that are tied economically to those geographic areas.

Response: In the “Other Important Information About the Funds” section of the PPM, the Trust currently describes how it determines whether an issuer is “located in” a particular country for the purposes of compliance with its investment policies, including: “(i) whether the issuer’s securities are principally traded in the country’s markets; (ii) where the issuer’s principal offices or operations are located; and (iii) the percentage of the issuer’s revenues derived from goods or services sold or manufactured in the country. The Manager may also consider other factors in making this determination.”  Accordingly, the Trust respectfully submits that the current disclosure adequately addresses how the Fund will invest it assets in investments that are tied economically to the applicable geographic region, and the Trust does not currently intend to introduce additional disclosure.

International Equity Fund — Principal Investment Strategies; Principal Risks

6.                                      If the International Equity Fund invests in emerging market countries as a principal investment strategy, please add Emerging Markets Risk as a principal risk of the Fund

Response: The “Principal Risks” section for the Fund includes the following disclosure, which notes Emerging Markets Risk as a principal risk of the Fund: “Non-U.S. securities, and, in particular, emerging markets securities, are subject to additional risks, including less liquidity, increased volatility, less transparency, withholding taxes, increased vulnerability to adverse changes in local and global economic conditions, and possible fluctuation in value due to adverse political conditions (Foreign Investment Risk, Emerging Markets Risk).” The Trust, therefore, does not currently intend to introduce additional disclosure in response to this comment.

International Equity Fund — Principal Investment Strategies

7.                                      Please include disclosure on the types of instruments used by the Fund for the purposes of currency hedging and disclose the risks associated with such instruments.

Response:  The “Investment Policies” section of the PPM for each Fund states that “[c]urrency hedging is permitted, at the discretion of the Manager, to attempt to preserve the Fund’s investments in U.S. dollar terms.  The Manager may enter into forward foreign currency transactions, or acquire other currency instruments, including options, in an attempt to minimize the adverse effects of changes in foreign exchange rates.  The Fund may, but is not obligated to, attempt to hedge up to 75% of its foreign currency exposure using such techniques.  Any currency gains or losses will be included in the calculation of total return.” Furthermore, in the “Primary Investment Risks” section of the PPM there is risk disclosure for “Currency and Hedging Risk,” which includes descriptions of the investment products used for the purposes of currency hedging and risks associated with those products. Accordingly, the Trust respectfully submits that the current disclosure adequately addresses the use of derivatives and other instruments for currency hedging purposes, and no additional disclosure is intended in response to this comment.

The EAFE Fund — Principal Investment Strategies

8.                                      Please explain why the Fund uses the phrase “domiciled or principally conducting [a company’s] business in” a country.  If there is a difference between the phrasing, please explain how the “domiciled or principally conducting [a company’s] business in” language means that the company is tied economically to a country for the purposes of the EAFE Fund’s 80% investment policy adopted in accordance with Rule 35d-1.

Response: In response to this comment, the following change will be made (new language underlined; deleted language in strikethrough): “The Fund seeks to maintain a diversified portfolio consisting principally of listed equity securities, cash and cash equivalents, focusing on common stocks of companies ~~domiciled or principally conducting their business~~ whose principal activities are in countries contained in the MSCI EAFE Index.”  The change is intended to reflect the Fund’s 80% investment policy, which is as follows: “Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks and other equity securities of companies that are included in the MSCI EAFE Index or whose principal activities are in Europe, Australasia, and/or the Far East.”  The Trust respectfully submits that a company whose “principal activities” are in a region are companies that are “expose[d]… to the economic fortunes and risk of the country or geographic region indicated in the company’s name,” which is the standard for “tied economically” described in the adopting release to the Names Rule.  Accordingly, the Trust respectfully submits that the current 80% test disclosure and that the proposed additional disclosure adequately describes how at least 80% of the Fund’s investments will be tied economically for the purposes for the Fund’s 80% investment policy.

The Emerging Markets Bond Fund — Investment Objective; Principal Investment Strategies; Investment Policies

9.                                      Please revise the investment strategy language to state that the Fund will invest at least 80% of its net assets in bonds in accordance with Rule 35d-1 by stating that “the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in bonds ~~and other debt instruments~~ that are issued by borrowers located in emerging market countries or are denominated in the currencies of emerging market countries.”

Response: Footnote 13 to the adopting release to Rule 35d-1 states that, as proposed, Rule 35d-1 “would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its asset in the indicated securities… We have modified this language to require that an investment company that suggests that the company focus its investments in a particular type of investment invest at least 80% of its assets in the indicated investments… [T]his would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket” (emphasis in original).  The Trust respectfully submits that the debt instruments in which the Fund may invest, including interest rate swaps, currency and cross currency swaps, inflation swaps, bond futures, interest rate futures, and deliverable and non-deliverable currency forwards, have “economic characteristics similar” to bonds, allowing the Fund to get exposure to bond investments.  Accordingly, the Trust respectfully submits that the current disclosure complies with the requirements of Rule 35d-1, and no additional disclosure is intended in response to this comment.

The Emerging Markets Bond Fund — Principal Investment Strategies

10.                               Please disclose the credit, duration, and maturity ranges of the Fund’s fixed income investments.

Response:  In selecting bond investments for the Fund, the Fund’s investment adviser has the flexibility to invest in debt-related investments of any credit quality and with any maturity range or duration.  Therefore, because the Fund does not intend to focus its investments in any particular credit quality, maturity range, or duration, the Trust declines to make the requested change.

The Emerging Markets Bond Fund — Principal Risks; Investment Policies

11.                               If investment in derivatives is a principal investment strategy of the Fund, please include enhanced disclosure on the types of derivatives used by the Fund and the risks associated with such derivatives.

Response: As the Fund’s intended use of derivatives is limited in scope and does not constitute a principal investment strategy of the Fund, the Trust does not believe it would be appropriate to further emphasize derivatives in the “Principal Risks” section.  In addition, section (c) under “Investment Policies” for this Fund states that “[d]erivatives may be used from time to time in keeping with the Fund’s objective, typically with the intention of altering the Fund’s currency or market exposure and either enhancing or protecting the return on the Fund. The derivatives the Fund may invest in include interest rate swaps, currency and cross currency swaps, inflation swaps, bond futures, interest rate futures, and deliverable and non-deliverable currency forwards.” Further, “Derivatives Risk,” “Counterparty and Third Party Risk,” and “Over-the-Counter Risk” are listed as a Principal Risks of the Fund, and such disclosure adequately addresses the risks associated with the types of instruments in which the Fund may invest.  Accordingly, the Trust respectfully submits that the current disclosure adequately addresses the use of derivatives, and no additional disclosure is intended in response to this comment.

The Emerging Markets Bond Fund — Investment Objective

12.                               Please clarify how the fund will “striv[e] to exceed” the J.P. Morgan GBI-EM Global Diversified index (unhedged).

Response:  As described in the PPM, the Fund will invest in bonds and other debt instruments that are issued by borrowers located in the countries contained in its benchmark index, the J.P. Morgan GBI-EM Global Diversified Index. However, Fund will not necessarily invest in all of the securities held by the J.P. Morgan GBI-EM Global Diversified Index, it may invest significantly in countries outside of that index (such as India, China, the Czech Republic, and Venezuela), and it does not seek to track the index.  The Fund instead will seek higher returns than the index through active security selection and departing from the index’s geographic weighting.  Accordingly, the Trust respectfully submits that the current disclosure adequately addresses how the Fund will “strive to exceed” the J.P. Morgan GBI-EM Global Diversified Index, and no additional disclosure is intended in response to this comment.

North American Equity Fund — Principal Investment Strategies

13.                               Please explain why the Fund uses the phrase “whose principal activities are in the USA and Canada” (as opposed to “located in the USA and Canada”, for example).  If there is a difference between this phrase and the phrase “located in . . .” that is generally used by the other Funds, please explain how the “principal activities” language means that the company is tied economically to a country for the purposes of the EAFE Fund’s 80% investment policy adopted in accordance with Rule 35d-1.

Response: The Trust respectfully submits that a company whose “principal activities” are in a region are companies that are “expose[d]… to the economic fortunes and risk of the country or geographic region indicated in the company’s name,” which is the standard for “tied economically” described in the adopting release to the Names Rule.  Accordingly, the Trust respectfully submits that the current 80% test disclosure adequately describes how at least 80% of the Fund’s investments will be tied economically for the purposes for the Fund’s 80% investment policy, and no additional disclosure is intended in response to this comment.

The North American Equity Fund — Principal Investment Strategies; Investment Policies

14.                               Please ensure that the language reflecting the Fund’s Rule 35d-1 investment policy is consistent in the “Principal Investment Strategies” and “Investment Policies” sections of the PPM.

Response: With regard to the 80% test, the Fund discloses in both the “Principal Investment Strategy” section and the “Investment Policy” section the following: “Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks and other equity securities of companies whose principal activities are in the USA and Canada.”  Accordingly, the Trust respectfully submits that the current Rule 35d-1 disclosure is consistent in both sections, and no additional disclosure is intended in response to this comment.

The North American Equity Fund — Principal Risks

15.                               Please include disclosure for small- and mid-capitalization risk if investing in small- and mid-capitalization issuers is a principal investment strategy for the Fund.

Response: Although there is no limitation on the capitalization of issuers in which the Fund may invest, the Trust observes that small- and mid-capitalization risk is not a principal risk for the Fund as the Fund does not specifically focus on or target investments in small- and/or mid-capitalization issuers as a principal investment strategy.  The Trust further observes that disclosure in the “Investment Objectives and Policies” section of the PPM accounts for risk of the Funds’ investments in small- and/or mid-capitalization issuers, stating: “The Funds are subject to numerous risks that are described in this Memorandum, and, in the case of those Funds that may be invested … in issuers with smaller to medium-sized market capitalizations (e.g., market capitalizations of less than $5 billion), the Funds may present greater risks than mutual funds investing primarily in … securities with larger market capitalizations.”  Nonetheless, the Trust will revise the information regarding “Equity Securities Risk” in the “Primary Investment Risks” section of the PPM to include the following language: “Some Funds may invest in the equity securities of issuers with smaller to medium-sized market capitalizations (e.g., market capitalizations of less than $5 billion). Such investments may involve greater risk than the equity securities of larger, more established companies. These smaller companies may have limited product lines, markets or financial resources, or they may depend on a few key employees. The equity securities of such companies may trade less frequently and in lesser volume than more widely held securities, and their values may fluctuate more sharply than other securities. They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity.”

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As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please direct any questions or comments with respect to this letter to the undersigned at (617) 951-7774 or to George B. Raine at (617) 951-7556.

Kind regards,

/s/ James D. McGinnis

James D. McGinnis

cc:                                Angus N. G. Macdonald, Baillie Gifford Overseas, Ltd.

Gareth Griffiths, Baillie Gifford Overseas, Ltd.

George B. Raine, Ropes & Gray LLP

Harsha Pulluru, Ropes & Gray LLP